SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                             (Amendment No. 1)

                 Under the Securities Exchange Act of 1934

                     THE COLONEL'S INTERNATIONAL, INC.
                             (Name of Issuer)

                       COMMON STOCK $0.01 PAR VALUE
                      (Title of Class of Securities)

                                195405 10 5
                              (CUSIP Number)

                          Jeffrey Chimovitz, Esq.
                     The Colonel's International, Inc.
                           620 South Platt Road
                           Milan, Michigan 48160
                              (313) 439-4200
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             DECEMBER 31, 1995
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

__________________________________________________________________________









1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons

                         Charles Mott ###-##-####
____________________________________________________________________________
2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     (a)  ____
     (b)  ____
____________________________________________________________________________

3)   SEC Use Only
____________________________________________________________________________

4)   Source of Funds               Not applicable
____________________________________________________________________________

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                  ____

____________________________________________________________________________

6)   Citizenship or Place of Organization         United States of America

____________________________________________________________________________

     Number of                (7)  Sole Voting Power             420,000
     Shares Beneficially      ______________________________________________
     Owned by
     Each                     (8)  Shared Voting Power                 0
     Reporting                ______________________________________________
     Person With
                              (9)  Sole Dispositive Power        420,000
                              ______________________________________________

                              (10) Shared Dispositive Power            0
____________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                            420,000
____________________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                _____
____________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)             1.7%
____________________________________________________________________________

14)  Type of Reporting Person (See Instructions)                      IN
____________________________________________________________________________


ITEM 1.  SECURITY AND ISSUER

     This statement relates to the $0.01 par value common stock of The Colonel's International, Inc. (the "Company"), whose executive offices are located at 620 South Platt Road, Milan, Michigan 48160.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name:   Charles Mott
     (b)  Business address:  G 9502 North Saginaw Road, Mt. Morris,
          Michigan 48458
     (c) Mr. Mott is an investor in and owner of several privately held businesses primarily located in Flint, Michigan.
     (d) Mr. Mott has not been convicted in a criminal proceeding during the previous five years.
     (e) Mr. Mott has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.
     (f)  Mr. Mott is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No purchases of securities are being reported in this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Mott owns a total of 420,00 shares of the Company's common stock.

     (b) The shares owned by Mr. Mott represent 1.7 percent of the outstanding shares of common stock of the Company.

     (c)  Not applicable.

     (d)  Not applicable.

     (e) Mr. Mott ceased to be the beneficial owner of more than 5 percent of the Company's shares of common stock on December 31, 1995. Effective December 31, 1995, The Colonel's, Inc. merged with a wholly-owned subsidiary of The Colonel's International, Inc. As consideration for the merger, The Colonel's International, Inc. issued 23,500,000 shares of common stock to shareholders of The Colonel's, Inc. Prior to the merger, Mr. Mott's 420,000 shares of the Company's common stock represented approximately 62 percent of the outstanding shares of common stock. As a result of the issuance of additional shares of the Company's common stock in connection with the merger, Mr. Mott's interest has been diluted to approximately 1.7 percent of the Company's outstanding common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Mott is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     For the purpose of restatement, Schedule 13D, filed April 19, 1995, is filed as Appendix A hereto.






































                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 9, 1996            /S/ CHARLES MOTT
                                   Charles Mott










































                                APPENDIX A

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                       BRAINERD INTERNATIONAL, INC.
                             (Name of Issuer)


                       COMMON STOCK $0.01 PAR VALUE
                      (Title of Class of Securities)

                                104882 20 4
                              (CUSIP Number)

                            Charles Mott, Esq.
                         G 9502 North Saginaw Road
                        Mt. Morris, Michigan  48458
                              (   ) ____-____
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               APRIL 6, 1995
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box  [   ].

     Check the following box if a fee is being paid with this statement
[X].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

______________________________________________________________________________

1)   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
     Persons
                               Charles Mott
______________________________________________________________________________


______________________________________________________________________________

2)   Check the Appropriate Row if a Member of a Group (See Instructions)
     (a)  _____
     (b)  _____
______________________________________________________________________________

3)   SEC Use Only
______________________________________________________________________________

4)   Source of Funds                PF
______________________________________________________________________________

5)   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                    ____
______________________________________________________________________________

6)   Citizenship or Place of Organization           United States of America
______________________________________________________________________________

     Number of              (7)  Sole Voting Power                   420,000
     Shares Beneficially    __________________________________________________
     Owned by
     Each                   (8)  Shared Voting Power                       0
     Reporting              __________________________________________________
     Person With
                            (9)  Sole Dispositive Power              420,000
                            __________________________________________________

                            (10) Shared Dispositive Power                  0
______________________________________________________________________________

11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person                                                          420,000
______________________________________________________________________________

12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares                                                    _____
______________________________________________________________________________

13)  Percent of Class Represented by Amount in Row (11)                  62%
______________________________________________________________________________

14)  Type of Reporting Person (See Instructions)                          IN
______________________________________________________________________________







ITEM 1    SECURITIES AND ISSUER

     This statement relates to the April 6, 1995, acquisition of 420,000 shares of the $0.01 par value common stock of Brainerd International, Inc. (the "Company"), the address of the executive office of which is 17113 Minnetonka Boulevard, Suite 214, Minnetonka, Minnesota 55345.

ITEM 2    IDENTITY AND BACKGROUND

     (a)  Name:  Charles Mott
     (b)  Business address:  G 9502 North Saginaw Road, Mt. Morris,
          Michigan 48458
     (c) Mr. Mott is co-owner of a privately held retail business located in Mt. Morris, Michigan.
     (d) Mr. Mott has not been convicted in a criminal proceeding during the previous five years.
     (e) Mr. Mott has not been a party in a civil or administrative proceeding involving an alleged violation of any state or federal securities laws during the previous five years.
     (f)  Mr. Mott is a citizen of the United States of America.

ITEM 3    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The 420,000 shares were acquired from Donald J. Williamson and in exchange for a $949,200 promissory note of Mr. Mott payable with interest at an annual rate of 7% in monthly installments of $11,021.02.

ITEM 4    PURPOSE OF TRANSACTION

     In September 1994, Mr. Williamson acquired 487,080 shares or approximately 71.9% of the Company's outstanding shares and Mr. Williamson became an officer and director of the Company. In February 1995, Mr. Williamson proposed to have the Company consolidate with The Colonel's, Inc., a manufacturer and supplier of replacement automotive bumpers and accessories which is wholly owned by Mr. Williamson and his wife. In March 1995, it was determined that Mr. Williamson's status as a principal shareholder, officer and director of the Company, would, under the laws applicable to the Company, prohibit the consolidation until September 1998. On April 6, 1995, Mr. Williamson resigned as an officer and director of the Company and sold 420,000 of his shares to Mr. Mott stating that it was his intention to propose the consolidation of the Company and the Colonel's, Inc., promptly following the completion of the sale. Mr. Mott's purchase of the shares is an investment. Mr. Mott has no present intention to seek to change the existing management of the Company.

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

     Prior to the acquisition of the 420,000 shares, Mr. Mott did not own shares of the Company. Mr. Mott holds the sole power to vote and dispose of the shares acquired.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Williamson's sale of the 420,000 share to Mr. Mott was pursuant to a Stock Purchase Agreement dated April 6, 1995. The agreement contained representations and warranties by Mr. Williamson with respect to ownership of the shares and by Mr. Mott with respect to receipt of information concerning the Company including receipt of a draft registration statement concerning the consolidation of the Company and the Colonel's, Inc.
Payment for the shares is to be made pursuant to the promissory note of Mr. Mott dated April 6, 1995, which note contemplates monthly payments of $11,021.02 which includes interest on the $949,200 principal sum at an annual rate of 7%.

ITEM 7    MATERIALS TO BE FILED AS EXHIBITS

     Filed as an Exhibit is the April 6, 1995, Stock Purchase Agreement between Mr. Mott and Mr. Williamson.





                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 11, 1995                  /S/ CHARLES MOTT
                                        Charles Mott